TSX:GNG
www.goldengoliath.com

LATEST PAYMENT RECEIVED FOR OPTIONED PROPERTIES

Vancouver, Canada, MAY 11, 2017  Golden Goliath Resources Ltd. (TSX.V  GNG ) (US: GGTH-F)

The Company is pleased to announce that it has now received the latest option payment from Desarrollos Mineros El Aguila, S.A. de C.V. (“El Aguila”), a wholly owned subsidiary of Fresnillo PLC for the properties optioned to them by the Company in the Uruachic Mining District in the State of Chihuahua, Mexico (the “Properties”).

The US $100,000.00 payment is the fourth in a series of seven optional payments by El Aguila in order that it may exercise the option to acquire the Properties. Further $100,000 payments would be due in November 2017 and May 2018. The final payment of $US 2.3 Million would be due in November, 2018.

The funds will be used both for general working capital and to complete a 2017 exploration program on the Company’s 100% owned San Timoteo property, located in the heart of the Uruachic Mining District. The 2017 program will be and extension and expansion of the 2016 program aimed at better defining targets for a future drill program which will included both surface and underground drill holes.

The 2016 program involved using the Company’s Terraspec machine to analyze clay minerals from existing, property wide, drill core and other samples including samples from the area of the 500 level San Martin adit.  That work showed that the Level 5 tunnel at San Martin (the lowest old working on the San Timoteo property), is above the “bonanza zone” or paleo boiling level indicating greater potential at depth.

The 2017 program will include sampling and data compilation from a larger area in order to better ascertain optimal locations for surface drill holes which will target the Epithermal Bonanza Zone which has been determined to lie beneath the high grade gold and silver mineralization already exposed and sampled in the No 5 Level of the old San Martin mine workings.

Previous, detailed mapping and rock channel sampling within the Level 5 tunnel revealed that there are three mineralized shoots exposed within San Martin. A zone of manto, or blanket, style mineralzation was also identified in this area. The shoot closest to the entrance of the 500 level tunnel is known as Manatial. This structure is exposed for 32 metres with a weighted average of 0.301 ppm gold and 212 ppm silver. In the central area of the tunnel, the La Cascada structure is exposed for 78 metres and averages 0.629 ppm gold and 68 ppm silver. At the far end of the 500 level, the Pozo de Agua structure is exposed for at least 84 metres, with continuous channel sampling averaging 0.795 ppm gold and 251 ppm silver. Additional non continuous sampling outside of this section also returned good values. The true thickness and grade of the blanket or manto style mineralization is not certain due to limited exposure.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person for the information regarding Uruachic project is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s San Timoteo property claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

To find out more about Golden Goliath visit our website at www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:
Golden Goliath Resources Ltd.
J. Paul Sorbara, M.Sc., P.Geo
President & CEO
Phone: +1(604) 682-2950   Email: jps@goldengoliath.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.